EXHIBIT 21.1

SUBSIDIARIES OF WILSON GREATBATCH TECHNOLOGIES, INC.

Incorporated
WGL Intermediate Holdings, Inc. (direct subsidiary of Wilson Greatbatch Techologies, Inc.)	Delaware
Wilson Greatbatch Ltd. (direct subsidiary of WGL Intermediate Holdings, Inc.)	New York
Greatbatch-Hittman, Inc. (direct subsidiary of Wilson Greatbatch Ltd.)	Delaware
Battery Engineering, Inc. (direct subsidiary of Wilson Greatbatch Ltd.)	Massachusetts
Wilson Greatbatch Foreign Sales Corporation (direct subsidiary of Wilson Greatbatch Ltd.)	Barbados
Greatbatch-Sierra, Inc. (direct subsidiary of Greatbatch-Hittman, Inc.)	Delaware
Greatbatch-Globe Tool, Inc. (direct subsidiary of Wilson Greatbatch Technologies, Inc.)	Minnesota